SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

May 21, 2003

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West

Suite 4000

Montreal, Quebec

H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F . . . . X . . . . Form 40-F . . . .

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.]

Yes . . . . . No . . .X . . .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2003

Microcell Telecommunications Inc.

/s/ Jocelyn Cote
_____________________________________

Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

Notice to the Securities and Exchange Commission of the automatic registration of the classes of equity securities issued pursuant to Microcell Telecommunications Inc.’s ("Old Microcell") previously announced Plan of Reorganization and of Compromise and Arrangement (the "Plan")

As previously disclosed on the Form 6-K filed on May 12, 2003, Old Microcell’s previously announced Plan became effective on May 1, 2003 (the "Effective Date"). Prior to the Effective Date, Old Microcell’s Class B Non-Voting Shares were registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act").

Under the terms of the Plan, Microcell Telecommunications Inc. (the "Company") was formed as a holding company for Old Microcell. The Company issued First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares, Second Preferred Non-Voting Shares, Class A Restricted Voting Shares, and new Class B Non-Voting Shares. Each of these classes of shares is hereby deemed to be registered pursuant to Section 12(g) of the Exchange Act and Rule 12g-3(a) promulgated thereunder. This report on Form 6-K is being filed to fulfill the requirements of Rule 12g-3(f), because, as a foreign private issuer, the Company is not required to file current reports on Form 8-K.